Press Release

HARVEST OPERATIONS REPORTS Q3 2016 RESULTS

CALGARY, ALBERTA – NOVEMBER 9, 2016: Harvest Operations Corp. (“Harvest” or the “Company”) announced its financial and operating results for the third quarter ended September 30, 2016.

This press release is an overview of the third quarter results for 2016 and should be read with the unaudited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the third quarter ended September 30, 2016 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q3 2016 HIGHLIGHTS:

Upstream

•	Production for the quarter was 30,051 barrels of oil equivalent per day ("boe/d"), not including an additional 4,704 boe/d which is Harvest's share of the Deep Basin Partnership ("DBP") production.
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Cash contributions from Harvest’s Upstream operations for the third quarter was $25.2 million (Q3 2015: $53.1 million). The decrease in cash contribution was mainly due to lower sales volumes and lower realized prices, partially offset by lower operating expenses, and general and administrative expenses.

•	Capital asset additions of $2.5 million were mainly related to well equipment, pipelines and facilities.
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Harvest incurred an operating loss of $37.9 million (Q3 2015: $354.0 million). The decrease in operating loss from 2015 is due to gains on dispositions of assets and lower impairment expenses, depreciation, depletion and amortization expenses, royalties, operation expenses, general and administrative expenses, partially offset by lower realized prices and sales volumes.

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On August 16, 2016 Harvest closed the disposition of some of its oil and gas assets in Southern Alberta for net proceeds of $6.7 million. On June 30, 2016, Harvest closed the disposition of all of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million. Together with other less significant dispositions of Upstream assets, Harvest recognized a gain of $17.6 million (Q3 2015: loss of $0.9 million), relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

BlackGold

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Pre-operating losses for the quarter were $2.8 million (Q3 2015: $266.7 million). The 2016 pre-operating losses were mainly due to pre-operating and general and administrative expenses, whereas the 2015 pre-operating losses also included an asset impairment expense of $262.0 million.

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The central processing facility ("CPF') was substantially completed in early 2015. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors including the bitumen price environment.

Corporate

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The credit facility net movement during the third quarter was a $3.7 million net borrowing (Q3 2015: $6.0 million net repayment). At September 30, 2016, Harvest had $888.6 million drawn under the credit facility (December 31, 2015: $926.6 million).

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The weakening of the Canadian dollar against the U.S. dollar during the latter part of the third quarter of 2016 resulted in net unrealized foreign exchange loss of $36.4 million for the quarter (Q3 2015: $122.7 million loss). The weakening of the U.S. dollar against the Canadian dollar during the first nine months of 2016 resulted in net unrealized foreign exchange gain of $69.3 million (2015: $238.8 million loss). Unrealized foreign exchange gains and losses resulted primarily due to the translation of U.S. dollar denominated debt (including related party loans) into Canadian dollars.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 3	November 9, 2016

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Subsequent to September 30, 2016, KNOC and Harvest Board of Directors approved the conversion of all KNOC's outstanding related party loans plus accrued interest to common equity. The transaction is subject to certain registration requirements involving the government of South Korea and is expected to close in the fourth quarter of 2016. After the transaction closes there will be no related party loans outstanding. The total related party loan balance as at September 30, 2016 was $702.6 million (December 31, 2015 $629.9 million). The transaction provides significant saving to Harvest by reducing interest expense by approximately $40.0 million annually, which improves the company's balance sheet and is further evidence of KNOC's continuing financial support of Harvest.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Upstream
Daily sales volumes (boe/d)(1)	30,051	43,356	33,812	42,946
Deep Basin Partnership
Daily sales volumes (boe/d)	5,735	4,569	5,885	3,691
Harvest's share of daily sales volumes (boe/d) (3)	4,704	3,626	4,826	2,920
Average realized price
Oil and NGLs ($/bbl)(2)	39.31	41.50	35.10	44.61
Gas ($/mcf)(2)	2.11	2.80	1.66	2.72
Operating netback prior to hedging($/boe)(3)	13.16	12.97	8.69	13.18
Operating loss(3)	(37.9)	(354.0)	(184.4)	(598.3)
Cash contribution from operations(3)	25.2	53.1	41.4	124.6

Capital asset additions (excluding acquisitions)	2.5	19.0	5.3	124.1
Corporate acquisition(4)	—	0.4	—	37.1
Property dispositions, net	(31.5)	(1.5)	(170.2)	(60.0)

Net wells drilled	—	—	0.3	19.2
Net undeveloped land additions (acres)	316	3,648	11,184	42,192
Net undeveloped land dispositions (acres)	—	(281)	(33,867)	(5,799)

BlackGold
Capital asset additions	(0.1)	0.9	—	65.5
Pre-operating loss(3)(5)	(2.8)	(266.7)	(10.0)	(273.6)

NET LOSS	(106.9)	(588.7)	(185.7)	(899.2)

(1) Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2) Excludes the effect of derivative contracts designated as hedges.
(3) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4) Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(5) BlackGold was substantially completed in Q1 2015, all pre-operating expenses prior to Q1 2015 were capitalized.

CONFERENCE CALL
Harvest will hold a conference call to discuss our third quarter 2016 results on Thursday, November 10, 2016 at 10:30 a.m. Mountain Time (12:30 a.m. Eastern Time).

To access the conference call dial 1-866-225-2055 (international callers) or 1-416-340-2220 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 4762044. The replay will be available up to and including November 17, 2016.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 3	November 9, 2016

HARVEST CORPORATE PROFILE
Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY
Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACT:

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: investor.relations@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca